SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Name of Issuer		Champion Enterprises, Inc.
Title of Class of Securities	common
CUSIP Number		158496109
Date of Event Which Requires Filing this Statement		12/31/01

#1	Alex. Brown Investment Management, A Maryland Limited Partnership
	52-1349876
#4	Maryland
#5	1,454,330
#6	0
#7	3,413,373
#8	0
#9	3,413,373
#11	7.1%
#12	PN	IA

Item 1.
(a)	Champion Enterprises, Inc.
(b)	2701 University Drive
Suite 320
Auburn Hills, MI  48326
Item 2.
(a)	Alex. Brown Investment Management, a Maryland Limited partnership, and a registered investment advisor.
(b)	One South Street
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.  The individual general partner is a citizen of the United States of America.
(d)	Common
(e)	158496109
Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)
Item 4.
(a)	3,413,373 shares of common stock
(b)	7.1%
(c)
(i)	1,454,330 shares
(ii)	0 shares
(iii)	3,413,373 shares
(iv)	0 shares
Item 5.	Not Applicable
Item 6.	Not Applicable
Item 7.	Not Applicable
Item 8.	Not Applicable
Item 9.	Not applicable
Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership



By:
Lee S. Owen
Principal

Date:  February 14, 2002